February 8, 2010

RE: Get cash now from your Piedmont Office Realty Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $10 per Share. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on March 9, 2010, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Piedmont Office Realty Trust, Inc. has an infinite life. While its Class A Shares have been approved for listing on the NYSE, the Class B Shares (75% of all currently outstanding Shares) will still be illiquid. Further, Piedmont says that “Listing on the NYSE would not ensure that an actual market will develop for our Class A common stock or, if developed, that any market will be sustained.” Sell today and ensure you get your money out from this security.

•
Avoid hassle of transferring Shares 4 times! Assuming Piedmont’s Class A Shares begin to trade on the NYSE, you will still have to transfer your shares into your brokerage account before you can trade them.  You will have to then do the same thing over the next year 3 more times in order to sell all of your Shares.  You can sell all your Shares to us at a known price by simply signing the attached Assignment Form!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

If you act today, you can get your cash now. We will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires March 9, 2010 (unless extended). So don’t delay. Fill out and mail in the Piedmont Office Realty Trust, Inc. Assignment Form today so we can rush you a check.